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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment #  4

                          A. P. Green Industries, Inc.
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                                (Name of Issuer)

                        Common Stock,  $1.00 Par Value
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                         (Title of Class of Securities)

                                   393059100
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                                  CUSIP Number

          Check the following box if a fee is
          being paid with this statement.                           / /
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

CUSIP NO.  393059100
          -----------
- --------------------------------------------------------------------------------
1) Names of Reporting Persons              Mercantile Bancorporation Inc.
   S.S. or I.R.S. Identifica-
   tion Nos. of above Persons                       43-0951744
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                                                               (a)
2) Check the appropriate Box if a member of a group
                                                               (b)
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3) SEC Use Only

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4) Citizenship or Place of Organization                            Missouri

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                 (5) Sole Voting Power                                 119
Number of
Shares Bene-     ---------------------------------------------------------------
ficially
Owned by         (6) Shared Voting Power                           427,246
Each Report-
ing Person       ---------------------------------------------------------------
With
                 (7) Sole Dispositive Power                              0

                 ---------------------------------------------------------------

                 (8) Shared Dispositive Power                      427,358

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person   427,365 *
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

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11) Percent of Class Represented by Amount in Row 9                    10.6%

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12) Type of Reporting Person                                            H.C.

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                                 Page 1 of 5


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*   The filing of this Statement on Schedule 13G by Mercantile Bancorporation
Inc. ("MBI") does not constitute, and should not be construed as, an admission of beneficial ownership of any of the securities described herein by it, by its subsidiary Mercantile Bank of St. Louis National Association, ("MBSL"), or by any trusts for which MBSL is trustee. Nor is the filing of this statement an admission by any of said parties that they are required to file this statement. In fact, MBI, MBSL, A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan--Stock Fund Trust each specifically disclaim beneficial ownership of 427,365 shares of A. P. Green Industries, Inc. $1.00 par value Common Stock included below which shares are held in the aforementioned Trusts, with MBSL as Trustee.


Item 1(a)  Name of Issuer:
                         A. P. Green Industries, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
                         Green Boulevard
                         Mexico, Mo 65265

Item 2(a)  Name of Person Filing:
                         This filing is made by Mercantile Bancorporation, Inc. as a Parent Holding Company pursuant to section 240.13d-1(b)(ii)(G) on behalf of its subsidiary identified in "Exhibit A" hereto.

Item 2(b)  Address of Principal Business Offices or, if none, Residence:
                         #1 Mercantile Center
                         St. Louis, Missouri 63101

Item 2(c)  Citizenship
                         MBI is a corporation organized and existing under the laws of the State of Missouri, with its principal location in the State of Missouri.

Item 2(d)  Title of Class of Securities:
                         A. P. Green Industries, Inc. Common Stock, $1.00 Par Value Per Share

Item 2(e)  CUSIP Number:
                         393059100

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

              (a)  ( ) Broker or Dealer registered under Section 15 of the Act
              (b)  ( ) Bank as defined in section 3(a)(6) of the Act
              (c)  ( ) Insurance Company as defined in section 3(a) (19)
                       of the Act
              (d)  ( ) Investment Company registered under section 8 of
                       the Investment Company Act
              (e)  ( ) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
              (f)  ( ) Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
              (g)  (x) Parent Holding Company, in accordance with
                       Sec. 240.13d-1(b)(ii)(G)
              (h)  ( ) Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)
                                 Page 2 of 5


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Item 4.    Ownership.

           (a) Amount Beneficially Owned:

                                       427,365(1)

           (b) Percent of Class:

                                         10.6%

           (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote               119
            (ii) shared power to vote or to direct the vote         427,246 (1)
           (iii) sole power to dispose or to direct the
                 disposition of                                           0
            (iv) shared power to dispose or to direct the
                 disposition of                                     427,358 (1)

- ------------------
    (1) 427,246 of the shares included above in the shared power to vote and shared power to dispose totals are held by MBI's subsidiary, MBSL, as Trustee for the A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust and the
A. P. Green Industries, Inc. Hourly Investment Plan--Stock Fund Trust. Participants in these two trusts have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions. The unallocated shares of Common Stock also are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. MBSL disclaims beneficial ownership as to the 427,246 shares of Common Stock held by it in its capacity as Trustee of the aforementioned Trusts. The remainder of the shares included above are held by MBSL as trustee in various other trust accounts.


Item 5.    Ownership of Five Percent or Less of a Class.
           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

           Over 5% (427,246 shares) of the outstanding securities of the class reported herein are held by MBSL as trustee for the A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan--Stock Fund Trust. Pursuant to the terms of the A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust and the A. P. Green Industries, Inc. Hourly Investment Plan--Stock Fund Trust and the related plans, participants are entitled to receive certain distributions of assets held by the aforementioned Trusts. Such distributions may include dividends in or proceeds from the sale of the shares of Common Stock reflected in this
Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit A

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable
                                 Page 3 of 5


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Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated:  February 10, 1995
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Mercantile Bancorporation, Inc.


By:     S/ Janie Greenwood Harris
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Janie Greenwood Harris, Senior Attorney

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                                   EXHIBIT A


Item 7.    Identification of Relevant Subsidiaries


           Name                                    Item 3 Classification
           ---------------------------------------------------------------------

           Mercantile Bank of St. Louis N. A.             Bank

           Mercantile Bank of Topeka                      Bank


                                 Page 5 of 5